# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ubihere, Inc.
4621 Lyman Drive
Hilliard, OH 43026
https://ubihere.com/

Up to $5,000,000.00 in Common Stock at $6.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Ubihere, Inc.
**Address:** 4621 Lyman Drive, Hilliard, OH 43026
**State of Incorporation:** OH
**Date Incorporated:** October 17, 2016

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 1,600 shares of Common Stock
**Offering Maximum:** $5,000,000.00 | 800,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $6.25
**Minimum Investment Amount (per investor):** $312.50

Company Perks*

Time-Based:

Friends, Family, and Followers - Invest within the first 14 days and receive 20% bonus shares.

Early Advocates - Invest within the second 14 days and receive 10% bonus shares.

Last Chance Bonus - Invest within the third 14 days and receive 5% bonus shares.

Amount-Based:

Tier 1 | $1,000+

Custom Ubihere compass keychain.

Tier 2 | $10,000+

Custom Ubihere compass keychain and commerative Ubihere intellegent tracking tag.

Tier 3 | $100,000+

Invitation to Ubihere headquarters to see tags being manufactured and dinner with the founders.

The 10% StartEngine Owners' Bonus:

Ubihere, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares

they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $625.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**All perks occur when the offering is completed.

**Voting Rights of Securities Sold in this Offering:**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## The Company and its Business

*Company Overview*

Ubihere is an Artificial Intelligence (AI) company Led by serial technology entrepreneurs with a history of successfully commercializing university-based research. In 2018, Ubihere exclusively licensed a broad geo-spatial information patent from The Ohio State University. The patent was granted based on years of research by Dr. Alper Yilmaz, Ubihere's founder, in support of NASA's "Mission to Mars" and

"Return to the Moon" programs. This research and subsequent patent are the foundation on which Ubihere was built.

Ubihere's suite of products enable real-time and accurate location, tracking, and interaction data collection and analysis to provide actionable value-added intelligence to customers. Ubihere will market its hardware and software solutions to healthcare, retail, logistics, manufacturing, and defense customers. The Company plans for revenue to be generated through a combination of hardware sales, annual licensing revenue, and support contracts.

*Competitors and Industry*

Ubihere currently has two product lines.

Ubitrax is an intelligent indoor/outdoor solution providing real-time location and movement informatics to support business and process decisions in healthcare, manufacturing, retail, defense, and government markets.

The global Indoor Positioning and Navigation market was valued at $6.92 billion in 2020 and is projected to grow to $23.6 billion in 2025 at a CAGR of 27.9%. The global market for Asset Tracking and Inventory Management Solutions estimated at US$13.3 Billion in the year 2020, is projected to reach a size of US$30 Billion by 2027, growing at a CAGR of 12.3%. Ubitrax competes in both of these markets against companies such as Zebra Technologies, TVL Inc., AiRISTA Flow, and others. Ubihere competitor Samsara completed a $400mm capital raise at a $5.4B valuation in 2020, which we believe underscores the size of the Asset Tracking markets.

Ubivision is a small, compact, artificially intelligent camera system which provide real-time point of collection video processing and analysis capability for customers in autonomy, healthcare, manufacturing, warehousing, retail, logistics, transportation, and defense. Ubivision allows customers to customize their solutions to capture object interactions, ensure process integrity, track movement of people and things, and navigate autonomous systems visually.

The AI in Computer Vision Market is estimated to be valued at USD 15.9 billion in 2021 and reach USD 51.3 billion by 2026; it is anticipated to grow at a CAGR of 26.3%. Ubivision will compete in this market against companies such as NVIDIA, Intel, and Qualcomm. As an example, we believe Mobileye's $15.3 billion sale to Intel in 2018, highlight the potential of the AI computer vision market.

We believe Ubihere's foundational research, relative cost, accuracy & vertical tracking ability, simplicity of integration, and customizability are key differentiators that separate Ubihere from its competitors.

*Current Stage and Roadmap*

Over the past 18 months, Ubihere has been engaged with large-scale development,

pilot, and launch customers to support the commercialization of the Ubitrax and Ubivision product lines.

**Ubitrax Development:**

In July of 2020, Ubihere was awarded a 15-month $875,000 contract from the US Air Force which was matched with a $500,000 investment from Converge Ventures in October of 2020. This funding was to be utilized to complete the design, development, and testing of the Ubitrax product line for use by the US Air Force. Ubihere has successfully completed every deliverable to date for this contract.

Ubihere is currently working with the US Air Force to execute an indefinite delivery indefinite quantity (IDIQ) contract which is expected to be awarded in October of 2021. This contract would allow the Air Force to purchase Ubitrax systems, without competition, across the entire service.

Ubihere finalized hardware designs for Ubitrax suite of products in June of 2021. Engineering design files are now being completed for submission to certification labs for FCC compliance. Completion of certification is expected in November of 2021, at which time Ubihere expects to begin selling the Ubitrax solutions to customers in multiple industries.

**Ubivision Development:**

In December of 2019, the US Air Force awarded Ubihere a 3-month $25,000 contract to evaluate Ubivision's ability to track assets and people. In December of 2020, the US Air Force awarded Ubihere a 6-month $149,996 contract to evaluate Ubivision's ability to perform stand-alone visual based navigation. Both of these contracts were successfully completed. The Air Force sponsored Ubihere's submission of follow-on proposals in the amount of $1.5mm which are currently under review and evaluation. Ubihere will utilize funding from these initiatives, if awarded, and other anticipated federal and state commercialization proposals to complete full development and testing of a Ubivision navigation solution for autonomous drones, forklifts, and tug-carts.

Ubivision development is expected to be completed in January of 2022; certification is expected to be completed in April of 2022; and commercial sales are expected to begin in May of 2022.

## The Team

### Officers and Directors

**Name:** John Bair

John Bair's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  **Dates of Service:** January 10, 2019 - Present
  **Responsibilities:** Mr. Bair provides oversight and management of all aspects of corporate operations. He is responsible for establishing the company's priorities and ensuring they are achieved. Mr. Bair also oversees the engineering design and product developments of the company. He provides mentorship and expertise to the company's program managers. Mr. Bair currently commits 50% of his time to his position for Ubihere and his current salary is $75K.

- **Position:** Chairman of the Board
  **Dates of Service:** January 10, 2019 - Present
  **Responsibilities:** In his role as Chairman of the Board, Mr. Bair leads the activities of the Board of Directors of Ubihere. Heactively participates in the corporate governance of Ubihere. This includes appointing and removing executive positions, authorizing new stock in the company, evaluating and approving compensation and incentive plans, and other related company oversight activities. He is not compensated for his efforts as a Director.

Other business experience in the past three years:

- **Employer:** Converge Technologies
  **Title:** CEO/CTO
  **Dates of Service:** December 18, 2018 - Present
  **Responsibilities:** Mr. Bair provides oversight and management of all aspects of corporate operations. He is responsible for establishing the company's priorities and ensuring they are achieved. Mr. Bair also oversees the engineering design and product developments of the company. He provides mentorship and expertise to the company's program managers.

**Name:** Dr. Alper Yilmaz

Dr. Alper Yilmaz's current primary role is with Ohio State University. Dr. Alper Yilmaz currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer and Founder
  **Dates of Service:** February 17, 2018 - Present
  **Responsibilities:** Dr. Yilmaz is the founder and Chief Technology Officer of Ubihere. He oversees the development of his research into the commercial products of the company. Dr. Yilmaz provides regular technical input to the engineering team relevant to the ongoing commercialization efforts for Ubitrax and Ubivision. He leads the company's emerging research into topics such as visual based navigation and cognitive scene processing. Dr. Yilmaz dedicates approximately 20% of his time to his Ubihere positions and currently receives no salary for his efforts. He has 6.7% of founder's equity in the company.

- **Position:** Director
  **Dates of Service:** February 17, 2016 - Present
  **Responsibilities:** In his role as Director, Dr. Yilmaz actively participates in the corporate governance of Ubihere. This includes appointing and removing executive positions, authorizing new stock in the company, evaluating and approving compensation and incentive plans, and other related company oversight activities. He is not compensated for his efforts as a Director.

Other business experience in the past three years:

- **Employer:** Ohio State University
  **Title:** Professor
  **Dates of Service:** August 01, 2006 - Present
  **Responsibilities:** Professor of GeoInformatics with appointments in Civil, Environmental and Geodetic Engineering Department, and Computer Science and Engineering Department

**Name:** Mike Minihan

Mike Minihan's current primary role is with BuildBlockBiz, LLC and its subsidiaries. Mike Minihan currently services As a board member, Mike attends quarterly board meeting and is involved with other company matters as necessary - approximately 8 hours weekly. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** April 01, 2021 - Present
  **Responsibilities:** In his role as Director, Mr. Minihan actively participates in the corporate governance of Ubihere. This includes appointing and removing executive positions, authorizing new stock in the company, evaluating and approving compensation and incentive plans, and other related company oversight activities. He is not compensated for his efforts as a Director.

Other business experience in the past three years:

- **Employer:** BuildBlockBiz, LLC and its subsidiaries
  **Title:** Managing Partner
  **Dates of Service:** April 01, 2008 - Present
  **Responsibilities:** Manage day-to-day operations of the company

Other business experience in the past three years:

- **Employer:** Converge Ventures

**Title:** CFO
**Dates of Service:** January 01, 2021 - Present
**Responsibilities:** Maintain internal accounting, responsible for banking, tax returns, etc.

Other business experience in the past three years:

- **Employer:** Lighthouse Avionics, Inc.
  **Title:** CFO
  **Dates of Service:** January 01, 2021 - Present
  **Responsibilities:** Maintain internal accounting, responsible for banking, tax returns, etc.

Other business experience in the past three years:

- **Employer:** WTP Exchange LLC
  **Title:** Co-owner, Advisory Board member
  **Dates of Service:** January 01, 2006 - Present
  **Responsibilities:** Advisory

Other business experience in the past three years:

- **Employer:** ArtsWestchester, Inc.
  **Title:** President of Board of Directors
  **Dates of Service:** July 01, 2013 - Present
  **Responsibilities:** Advisory

**Name:** Wayne Embree

Wayne Embree's current primary role is with Rev1 Ventures, Inc.. Wayne Embree currently services As a board member, Wayne attends quarterly board meetings and is involved with other company matters as necessary - 0-2 hours a week as required. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** May 01, 2021 - Present
  **Responsibilities:** In his role as Director, Mr. Embree actively participates in the corporate governance of Ubihere. This includes appointing and removing executive positions, authorizing new stock in the company, evaluating and approving compensation and incentive plans, and other related company oversight activities. He is not compensated for his efforts as a Director.

Other business experience in the past three years:

- **Employer:** Rev1 Ventures, Inc.
  **Title:** Executive Vice President – Investments & Venture Development
  **Dates of Service:** September 01, 2012 - Present
  **Responsibilities:** Member of executive, investment and venture development teams. Approval and cheque-writing authority for certain transactions

Other business experience in the past three years:

- **Employer:** Clarametyx Biosciences
  **Title:** Director
  **Dates of Service:** May 01, 2020 - Present
  **Responsibilities:** Corporate governance

Other business experience in the past three years:

- **Employer:** Lyst Therapeutics
  **Title:** Director
  **Dates of Service:** August 01, 2017 - Present
  **Responsibilities:** Corporate governance

Other business experience in the past three years:

- **Employer:** Thrive Neuromedical
  **Title:** Director
  **Dates of Service:** June 01, 2020 - Present
  **Responsibilities:** Corporate governance

Other business experience in the past three years:

- **Employer:** Simple-Fill, Inc.
  **Title:** Director
  **Dates of Service:** January 01, 2014 - Present
  **Responsibilities:** Corporate governance

Other business experience in the past three years:

- **Employer:** InnovateIP
  **Title:** Director
  **Dates of Service:** October 01, 2017 - Present
  **Responsibilities:** Corporate governance

Other business experience in the past three years:

- **Employer:** Ambassador Software Works
  **Title:** Director
  **Dates of Service:** January 01, 2017 - Present
  **Responsibilities:** Corporate governance

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock of Ubihere, Inc. should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any common stock purchased through this crowdfunding campaign is subject to SEC

limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype for our Ubivision cameras. Delays or cost overruns in the development of our Ubivision cameras and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with Voting Rights*
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The company currently has an exclusive license with The Ohio State University for the patent protecting our products. We believe one of the most valuable components of the Company is our intellectual property portfolio. If the university does not properly administer the patent, the patent office may allow it to abandon, resulting in loss of

value.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission) and FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Converge Ventures LLC | 1,090,000 | Common Stock | 21.8 |

## The Company's Securities

The Company has authorized Common Stock, and TCF Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 800,000 of Common Stock.

*Common Stock*

The amount of security authorized is 5,000,000 with a total of 4,000,000 outstanding.

*Voting Rights*

Common stock voting rights with a shareholder's agreement.

*Material Rights*

**Voting Rights of Securities Sold in this Offering**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*TCF Convertible Note*

The security will convert into Common stock and the terms of the TCF Convertible Note are outlined below:

**Amount outstanding:** $150,860.00
**Maturity Date:** December 14, 2020
**Interest Rate:** 7.5%
**Discount Rate:** 20.0%
**Valuation Cap:** $1,500,000.00
**Conversion Trigger:** Qualified Financing

*Material Rights*

There are no material rights associated with TCF Convertible Note.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $500,000.00
  **Number of Securities Sold:** 163
  **Use of proceeds:** To satisfy the matching investment requirement in Air Force Phase II contract
  **Date:** September 30, 2020
  **Offering exemption relied upon:** Section 4(a)(2)

## Financial Condition and Results of Operations

### Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

### Results of Operations

Circumstances which led to the performance of financial statements:

Ubihere - Results of Operations Narrative

Year ended December 31, 2020 compared to year ended December 31, 2019

*Revenue*

Revenue for fiscal year 2020 was $337,810, an increase of approximately 84% over 2019

revenue of $183,792. This increase is primarily attributable to the securing of additional contracts with the US Air Force to further develop Ubitrax technology. These development contracts provided sufficient traction to result in an additional $875,000 15-month contract awarded in July 2020 for a beta deployment of Ubitrax at Dyess Air Force Base in Texas. Project milestone payments on this contract resulted in $300,000 of recognized revenue in 2020. The remaining milestones are expected to be met by Ubihere in October of 2021, which will trigger revenue recognition of an additional $575,000. In addition, a contract for approximately $150,000 was awarded in December 2020 by the US Air Force to evaluate the potential for implementation of Ubivision camera systems. No revenue from this project's milestone payments were recognized in 2020. The project is scheduled to be successfully completed in June 2021. Management expects all milestones on this contract to be met by this time and revenue recognized accordingly.

*Cost of sales*

Cost of sales in 2020 was $33,421, an increase of $22,862 over 2019's cost of sales of $10,559. The cost of sales represents the materials, components, and assembly costs of Ubihere's products. The increase reflected the additional costs associated with fulfillment of the new contracts with the US Air Force, discussed above. Management expects that production and fulfillment expenses associated with 2021 milestones will increase the cost of sales, and the ratio of cost of sales to revenue, going forward.

*Gross margins*

Gross profit for 2020 was $304,839, an increase of $131,155 over 2019 gross profit of $173,234. This increase was driven by the additional revenue generated from the contracts described above, balanced by a low ratio of cost of sales to revenue. Management expects higher gross profit for 2021 as a result of the anticipated completion of contract milestones, but that the ratio of gross profit to revenue will decline as a result of additional production and fulfillment costs. Gross margins will decline further as Ubihere begins commercial sales of their products which will increase relative cost of sales.

*Expenses*

The Company's expenses consist of, among other things, compensation and benefits, fees for professional services, and research and development expenses. Operating expenses increased to $442,036 in 2020 from $210,471 in 2019. This increase is largely attributable to increased salaries and wages, much of which is in turn attributable to permanently hiring staff who were formerly part of the contracted research and development team. This increase in compensation was partially offset by reductions in research and development expenses, as well as reductions in legal and professional expenses. The Company had five full-time employees in 2020 and two in 2019. The company also employed a number of part time employees and student interns in both

2019 and 2020. Overall, the increase in expenses is primarily reflective of the ramp-up of the Company's operations, as it works to fulfill contractual obligations with its customers.

**Historical results and cash flows:**

From a cash flow perspective, the company received two one-time additions in the form of a $25,700 PPP loan and outside investment of $500,000 (sale of equity). From an operating perspective, the company continues to add additional contracts, leading to an expected increase in top-line revenue for 2021. Existing executed contracts with the Air Force have progress milestone payments totaling approximately $725,000 which will positively contribute to 2021 cash flow as they are paid.

Past performance may not be indicative of future results.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

In our opinion, the company currently has adequate cash on hand to meet the operating needs of the company. At the end of 2020, the company had cash on hand of $456,742 and current liabilities of $172,271.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The company views the funds of this campaign as critical to its operations in that these funds will be used for additional product development, roll-out and marketing.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

In our opinion, the funds from this campaign are not necessary to the viability of the company, however, they are a critical component of the company's growth strategy.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The company's current burn rate, based on 2020 financials, is approximately $12,000 per month. Considering cash on hand, the company estimates that it would be able to operate for an additional 2-3 years if only the minimum is raised.

**How long will you be able to operate the company if you raise your maximum funding goal?**

The company estimates that it will be able to operate the company for at least 5 years if the maximum funding goal is reached.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

In the future, the company believes that it will qualify for a line(s) of credit based on receivables created from operations. In addition, and depending upon the success of this campaign, the company may consider a future capital raise.

## Indebtedness

- **Creditor:** Convertible Note Holders
  **Amount Owed:** $162,927.00
  **Interest Rate:** 7.5%
  **Maturity Date:** December 14, 2020
  There are two convertible note holders - one has extended maturity to 6/14/21 and has expressed desire to convert. The other has executed a forbearance agreement whereby interest will continue to accrue with repayment expected by June 30, 2022.

## Related Party Transactions

- **Name of Entity:** Converge Technologies
  **Names of 20% owners:** John Bair & Eric Wagner
  **Relationship to Company:** Officer
  **Nature / amount of interest in the transaction:** Converge Technologies provides technical services to the company and also leases space to the company.
  **Material Terms:** Monthly rent paid to related party = $1,400. For technical services, the base contracted rate is $34,166 per month.

## Valuation

**Pre-Money Valuation:** $25,000,000.00

**Valuation Details:**

Our intelligent tag and video processing technologies enable real-time insights into the movement and interactions of equipment and people across your enterprise. From

asset management to process management, Ubihere has a solution for your automated tracking needs.

Our advanced machine learning algorithms turn data collected from our hardware into useful insights that enable real-time valuable decisions and actions used to optimize your business processes and operations.

The company's current valuation was determined based on management's experience and at their discretion. Consideration was given to known investments and exits of comparable companies in related market spaces. As an example, Mobileye's $15.3 billion sale to Intel in 2018, highlight the potential of Ubihere's artificial intelligence position and navigation solutions. In another example, Ubihere competitor Samsara completed a $400mm capital raise at a $5.4B valuation in 2020, underscoring the size of the Asset Tracking markets.

We build cutting-edge patented technologies which solve complex challenges for customers across a number of large industrial markets, including healthcare, retail, manufacturing, logistics, navigation, and defense.

The company has an experienced team of researchers and engineers continuously improving the product lines and developing new commercial solutions.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have (i) assumed all outstanding options, warrants, and other securities with a right to acquire shares are exercised, and (ii) any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally, without a formal third-party independent evaluation.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  If minimum funding goal is reached, the $9,996.00 will be used for ongoing operations to include marketing, research & development and salaries.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  63.0%

There are three main functional areas where the company will bolster headcount following this raise. The first is onboarding additional executives, including a COO, Controller and Executive Assistant. The second is the onboarding of at least 8 full time engineers to support current product offerings and future research and development. The third is onboarding a full-time business development and sales and marketing department consisting of at least 2 professionals.

- *Research & Development*
  13.5%
  This will support new product research & development which will include expansion into secondary markets. These markets include retail, industrial/project management, and memory care. Funding will also be utilized to further the advancement of Ubihere's Ubivision artificially intelligent camera.

- *FCC Certification*
  4.0%
  The company will need to obtain FCC certification of its products. This certification is required in the United States for all electronic products that oscillate at 9 kHz or higher. Each version of the Ubitrax tags and anchors will require certification.

- *Marketing*
  10.0%
  Marketing funding will be utilized to support the reg-CF capital raise through Start Engine (5%). The company will utilize the remaining 5% to significantly ramp up its current marketing efforts post-raise. This will include thought leadership, content, and targeted marketing around its suite of products.

- *Industry Contractor Representatives*
  6.0%
  Ubihere anticipates utilizing established manufacturers' representatives to introduce and sell their solutions into the healthcare market. These representatives are typically compensated primarily via sales commissions but will require a minimum compensation commitment. This funding is utilized for that anticipated cost of sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ubihere.com/ (www.ubihere.com/annualreport/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/ubihere

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ubihere, Inc.

*[See attached]*

**Ubihere, Inc.** (the "Company") an Ohio Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Ubihere, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 24, 2021
*Vincenzo Mongio*

**Statement of Financial Position**

| | Year Ended December 31, 2020 | 2019 |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 456,742 | 77,454 |
| Accounts Receivable | 15,000 | - |
| Other assets | 1,904 | 620 |
| Total Current Assets | 473,646 | 78,074 |
| TOTAL ASSETS | 473,664 | 78,074 |
| LIABILITIES & EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accrued Interest Payable | 12,067 | 5,960 |
| Convertible Notes | 150,860 | 75,482 |
| Payroll Liabilities | 9,344 | 1,885 |
| Total Current Liabilities | 172,271 | 83,327 |
| Total Liabilities | 172,271 | 83,327 |
| Equity | | |
| Common Stock | 370 | 292 |
| Owner's Investment (APIC) | 500,000 | - |
| Retained Earnings | (198,977) | (5,545) |
| Total Equity | 301,393 | (5,253) |
| TOTAL LIABILITIES & EQUITY | 473,664 | 78,074 |

**Statement of Operations**

| | Year Ended December 31, 2020 | 2019 |
|---|---|---|
| Revenue | 337,810 | 183,792 |
| Cost Of Goods Sold | 33,421 | 10,558 |
| Gross Profit | 304,389 | 173,234 |
| Operating Expenses | | |
| Salaries and Wages | 326,201 | 43,804 |
| Legal & Professional Services | 9,534 | 21,832 |
| Research & Development | 62,544 | 127,059 |
| Rent & Lease | 11,900 | 7,743 |
| General and Administrative | 31,857 | 10,033 |
| Total Operating Expenses | 442,036 | 210,471 |
| Operating Loss | (137,647) | (37,237) |
| Other Income (expense) | | |
| Forgiven PPP Loan | 25,700 | |
| Loan Repayment Fee | (75,378) | |
| Interest Expenses | (6,107) | (5,681) |
| Net Loss | (193,432) | (42,918) |

**Statement of Cash Flows**

| | Year Ended December 31, | |
|---|---|---|
| | 2020 | 2019 |
| Beginning Cash Balance | 77,455 | 117,026 |
| Cash Flow from Operations | | |
| Net Income | (193,432) | (42,918) |
| Additions to Cash | | |
| Decrease in Prepaid Development Costs | - | 48,000 |
| Increase in Accounts Payable | - | - |
| Increase in Accrued Interest Payable | 6,107 | 5,681 |
| Increase in Accrued Repayment Fee | 75,378 | - |
| Increase in Payroll Liabilities | 7,459 | 1,885 |
| | | |
| Reductions to Cash | | |
| Increase in Accounts Receivable | (15,000) | - |
| Increase in Other Current Assets | (1,302) | - |
| Decrease in Accounts Payable | - | (52,219) |
| Total Cash Flow from Operations | (120,790) | (39,571) |
| Cash Flow from Investing Activities | - | - |
| Cash Flow from Financing Activities | | |
| Additional Common Stock Investment | 78 | - |
| Additional Paid in Capital | 500,000 | - |
| Cash Flow from Financing Activities | 500,078 | - |
| Net Cash Flow | 379,288 | (39,571) |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | 456,743 | 77,455 |

**Statement of Changes in Shareholder Equity**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | # of Shares | $.1 Par | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
| Balance on January 1, 2019 | 978 | 292.07 | - | 37,373 | 37,665 |
| Net Income | - | - | - | (42,918) | (42,918) |
| Balance on December 31, 2019 | 978 | 292.07 | - | (5,545) | (5,253) |
| Stock Grant | 41.5 | 78.09 | - | - | 78 |
| Additional Paid in Capital | - | - | 500,000 | - | 500,000 |
| Net Income | - | - | - | (193,432) | (193,432) |
| Balance on December 31, 2020 | 1,019.5 | 370.16 | 500,000 | (198,977) | 301,393 |

# Ubihere, Inc
# Notes to the Unaudited Financial Statements
# December 31st, 2020
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ubihere, Inc ("the Company") was formed in Ohio on October 17, 2016. The Company plans to continue earning revenue through the sale of customized hardware and software solutions for real-time location tracking and interactive data collection.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied

The Company generates revenues by selling hardware and software solutions for real-time location services to customers in various industries, and to the US military. The Company has been paid to run pilot tests of its products, and the largest initial customer during the periods of review was the US Air Force. The Company's contracts with its customers have performance milestones and the company recognizes revenue as the milestones are completed and approved by its customers.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company had no outstanding option or equity issuances subject to expense recognition for the periods ended December 31, 2019 or December 31, 2020.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years under review, the Company accrued and paid the following amounts to Converge Technologies, Inc., an entity that owned 11.64% of the fully-diluted common stock of the Company at December 31, 2020:

| | December 31, 2019 | December 31, 2020 |
|---|---|---|
| Rent | $3,500 | $11,900 |
| Research & Development Expenses | $77,067 | $169,498 |

**NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**NOTE 5 – DEBT**

Convertible Notes - The Company has entered into two convertible note agreements for the purposes of funding operations. The interest on the notes were 7.5%. The notes were scheduled to mature on December 14, 2020. One noteholder has agreed to extend the maturity of the note to June 14, 2021; the other has entered a forbearance agreement that indicates its willingness to not enforce its rights under the note until at least June 30, 2021. The notes are convertible into shares of the Company's common stock and it is expected that one of the noteholders will exercise his conversion rights prior to June 30, 2021.

**Debt Principal Maturities 5 Years Subsequent to 2020**

| Year | Amount |
|---|---|
| 2021 | 150,861 |
| 2022 | - |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| Thereafter | - |

**NOTE 6 – EQUITY**

At December 31, 2019 and December 31, 2020, the Company had authorized 1,500 common shares with a par value of $0.01 per share, of which 978 were issued and outstanding as of 2019, and 1019.5 were issued and outstanding as of 2020. On June 10, 2021, the company split the stock at a ratio of 3,333.3334 shares per existing share, resulting in authorized shares of 5,000,000, of which 3,398,332 were issued and outstanding.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors. The Company has not issued preferred stock.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 24, 2021, the date these financial statements were available to be issued.

On June 10, 2021, the Company amended its Articles of Incorporation to increase the number of authorized common shares to 5,000,000.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**NOTE 9 – RISKS AND UNCERTAINTIES**

***COVID-19***

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

***We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.***

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# Ubihere, Inc.

Track What Matters


TRACK
WHAT
MATTERS

Website | Hilliard, OH | TECHNOLOGY

**$0.00** raised

| | |
|---|---|
| 0<br>Investors | $25M<br>Valuation |
| $6.25<br>Price per Share | $312.50<br>Min. Investment |
| | Equity<br>Offering Type |
| $5M<br>Offering Max | Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Ubihere is an Artificial Intelligence (AI) company led by serial technology entrepreneurs with a history of successfully commercializing university-based research. Ubihere's suite of products enable real-time and accurate location, tracking, and interaction data collection and analysis to provide actionable value-added intelligence to customers.

## Reasons to Invest

- Ubihere solves complex location and tracking problems using patented technology developed over the course of a decade by a leading research group at The Ohio State University. Funded by NASA, National Geospatial Agency, DoD, and DoE, the technology is exclusively licensed to Ubihere.
- Ubihere's hardware and software solutions have application in multiple markets. The company will market to healthcare, retail, logistics, manufacturing, and defense customers.
- Development of our Ubitrax and Ubivision solutions have been funded by the US Air Force. Commercial revenue will be generated through a combination of hardware sales, annual licensing revenue and support contracts.

## OUR LEADERSHIP

**Our leadership has a solid track record of translating new technology into commercially viable solutions.**

Ubihere was founded by **Dr. Alper Yilmaz, our Chief Technology Officer**, to commercialize his research efforts conducted at **The Ohio State University**, where he leads one of the nation's most respected geo-spatial research laboratories. His many years of research on multi-model location and mapping techniques have supported government initiatives such as **NASA's "Return to the Moon" and "Mission to Mars"** programs. The patent protecting his research was exclusively licensed to Ubihere in 2018 and forms the foundation upon which the company has been built.

Alper was joined by our **Chief Executive Officer, John Bair**, in 2019 to lead the company through the product development and commercialization phases. John is an experienced CEO who previously founded, and later took public, Pinnacle Data Systems. He has extensive experience designing, developing, and manufacturing complex high-tech products. John has built an experienced and seasoned team of engineers, researchers, sales, and marketing professionals to lead the company's commercial launch of our flagship products; **Ubitrax** and **Ubivision**.

# Optimizing Process with Improved Tracking Technology

Ubihere is an Ohio-based high-tech artificial intelligence (AI) startup developing innovative geospatial information technologies and solutions to support multiple market verticals. Ubihere has begun launching a set of commercial products developed to support more accurate real-time tracking, tracing, locating, and monitoring of equipment, people, and processes for our customers.

Ubihere's suite of products enable real-time and accurate location, tracking, and interaction data collection and analysis to provide actionable, value-added intelligence to customers. Ubihere will market its hardware and software solutions to customers in the healthcare, retail, logistics, manufacturing, and defense sectors. Commercial revenue will stem from a combination of hardware sales, annual licensing revenue and support contracts. **We are very proud that our products are designed, developed and manufactured in America!**

# Expert Scientists and Experienced Entrepreneurs

Our team is rounded out by **serial technology entrepreneurs** with a well documented history of successfully translating new technology into commercially viable solutions.



**John Bair**
PRESIDENT & CEO



**Dr. Alper Yilmaz**
FOUNDER & CTO



**Eric Wagner**
VP OF GOV RELATIONS



**Abby Kitchen**
PROGRAM MANAGER



**Carol Lin Vieria**
VP OF PUBLIC RELATIONS



**Alice Hilliard**
VP BD & MARKETING


Ubihere

## TRACK WHAT MATTERS

We help companies optimize for peak performance using our patented advanced positioning analytics to to map an environment in real time.

Ubihere's patented core technologies allow for the creation of low-cost asset, equipment, and people tracking solutions applicable to an array of industries such as healthcare, retail, logistics, manufacturing, and defense. We are developing two product lines, **Ubitrax** and **Ubivision**, to meet each customer's individualized tracking and tracing needs.

## UBIHERE TRACKING TECHNOLOGY WORKS FOR MULTIPLE SECTORS



### Medical

Track staff, medication carts, medical devices and more with our tag and video technology.

### Retail

Learn the path your customers take through your store, products they interact with and much more.





### Military

Embed our tags inside equipment and receive on-demand location tracking very precisely.

### Custom Solution

Contact us and explain what you need, and we will work with you to develop a custom solution!



THE PROBLEM

## Current Tracking Solutions are Costly and Inefficient

Some $1.1 trillion worth of capital is tied up in business assets and inventory. Traditional methods of real-time tracking are expensive, which inflates costs, lower workplace morale, and puts unnecessary stress on operational workflow.

Legacy tracking systems require expensive infrastructure and rely heavily on the company's internal systems. This puts undue stress on the systems and the teams running them.

Data insights required to quantify, measure, and improve operational efficiency are not available in real time. We believe this will continue to increase operational overhead costs.

THE SOLUTION

## Customizable, Easily Implemented Tracking Technology

Ubihere's patented technologies extract data from either a video stream or a set of custom sensor hardware tracking tags to provide precise, real-time information about assets and people without the need for extensive infrastructure modifications or costs.



Our machine learning algorithms analyze data acquired from the cameras or tags to provide real-time, value-added tracking solutions across multiple sectors including healthcare providers, long-term care, retail, military, warehousing, logistics, manufacturing, and security.

## WHAT WE DO



### Hardware Solutions

Our intelligent tags and video processing technologies allow for real-time insights into where your assets are located, when you equipment has moved, or how your processes have been completed



### Software Solutions

Our advanced machine learning algorithms turn the data collected into powerful insights than enable real-time business decisions.

## Like Eyes and Brains: Ubihere's Hardware and Software Work Together Like Nothing Else on the Market

Ubihere's hardware — **Ubivision and Ubitrax** — are like eyes. They can observe a position within an environment and, akin to human eyes, deliver this key information to our "brains," that is, our proprietary software, which figures out how to analyze and interpret that information.

Ubihere software compiles this information into actionable data so that your organization can take the right next steps. Whether a nurse needs to track down a missing EKG machine two floors down from where it should be, or a retailer wants to know how customers interact with a new merchandise display, Ubihere can provide the answer.  That is some strong foresight.

Ubihere technology is easy to install, operate and maintain. While there are other products attempting to provide similar capability, Ubihere has been working directly with industry-leading launch customers to develop optimal solutions for their required applications.

### UBIHERE TECHNOLOGY IS EASY TO


install
operate
maintain

THE MARKET

## Enormous Growth Projected in the Near Future

The global indoor location tracking market alone is expected to grow from **$6.9 billion in 2020 to $23.6 billion in 2025**.

### GLOBAL INDOOR LOCATION TRACKING MARKET


$23.6B
$6.9B
2020
2025
The Market Will
Grow Nearly 4X
In 5 Years

*These figures are based on third party projections

### UBIHERE ADRESSABLE MARKETS

**Fleet Management Market**
**$34B**

**GPS Market**
**$146B**

**AGV Market**
**$7.45B**

**Indoor Positioning Market**
**$23.6B**

**Asset Tracking**
**$30B**

*These figures are based on third party projections

OUR TRACTION

## Patented Technology and Major Partnerships with Early Adopters

In 2016, Ubihere started out as a technology spinout from the Ohio State University. They executed an **exclusive license** for their foundational patent in 2018 and their company officially launched commercialization efforts.

In 2020, Ubihere was selected by the US Air Force to provide equipment tracking solutions. We received **$825,000 in funding through an SBIR 15-month Phase II award** from the US Air Force to develop an outdoor (with some indoor) secure location, tracking and reporting system for Air Force assets. This funding is supporting the final engineering design and early manufacturing efforts of Ubihere to launch the **Ubitrax** product line.

Ubihere has been supported by multiple economic development and venture capital partners since its inception. The State of Ohio awarded Ubihere a **$100,000 grant** to validate the technology being licensed from Ohio State. Rev1 Ventures, the regional technology incubator, has invested in Ubihere through both grants and equity based investment. Most recently, Ubihere secured a **$500,000 pre-seed investment** from Converge Ventures, an Ohio start-up studio and venture capital company.

## Ubihere Was Selected By The US Air Force To Provide Equipment Tracking Solutions

and awarded the SBIR 15 Month Phase II award, including

**$825,000**


UNITED STATES
AIR FORCE

WHAT WE DO

# Two Next-Generation Products to Optimize Tracking



Ubihere has partnered with leaders in healthcare, retail, and manufacturing to ensure Ubitrax and Ubivision are being developed with customer input. These partnerships and pilot programs will pave the way for Ubihere's commercial launch of **Ubitrax** and **Ubivision**.

## *Ubitrax*

Ubitrax is an intelligent indoor/outdoor solution providing real-time location and movement informatics to support business and process decisions in healthcare, manufacturing, retail, defense, and government markets.

### Ubitrax Pro Tag



**LoRa Radio**
Frequency: 902-928 MHZ (US)
Maximum Transmit Power +22 dBm
Receiver Sensitivity -147.6 dBm

**Bluetooth 5 Low Energy (BLE)**
Frequency: 2.402 - 2.480 GHz
Maximum Transmit Power +2 dBm
Receiver Sensitivity -95 dBm

**IMU (Inertial Measurement Unit)**
High Performance accelerometer and gyroscope

**Environmental Sensors**
Humidity, Pressure, and Temperature

**Dimensions**
86mm x 46mm x 9.5mm

### Ubitrax Anchor



***Wi-Fi Radio***
Supported Wi-Fi Networks: 802.11 b/g/n
Supports IEEE 802.11 WEP, WPA, WPA2 security Support

**LoRa Radio**
Frequency: 902-928 MHZ (US)
Maximum Transmit Power +22 dBm
Receiver Sensitivity -147.6 dBm

**IMU (Inertial Measurement Unit)**
High Performance accelerometer and gyroscope

**Environmental Sensors**
Humidity, Pressure, and Temperature

**Dimensions**
86mm x 46mm x 9.5mm

### Ubitrax Expansion Hat



***Ultra Wide Band***
Low Power/ High Bandwidth Communication IEEE 802.15.4-2011 UWB compliant

**LTE**

**GPS**

**Dimensions**
86mm x 46mm x 11mm


Ubitrax BLE Mini Tag
Bluetooth 5 Low Energy (BLE)
Frequency: 2.402 - 2.480 GHz
Maximum Transmit Power +2 dBm
Receiver Sensitivity -95 dBm
IMU (Inertial Measurement Unit)
High Performance accelerometer
and gyroscope
Environmental Sensors
Humidity, Pressure, and Temperature
Dimensions
27mm x 37mm x 18mm
Ubitrax Wearable Tag
LoRa Radio
Frequency: 902-928 MHZ (US)
Maximum Transmit Power +22 dBm
Receiver Sensitivity -147.6 dBm
Bluetooth 5 Low Energy (BLE)
Frequency: 2.402 - 2.480 GHz
Maximum Transmit Power +2 dBm
Receiver Sensitivity -95 dBm
Dimensions
55mm x 35mm x 1.5mm
IMU (Inertial Measurement Unit)
High Performance accelerometer
and gyroscope
Environmental Sensors
Humidity, Pressure, and Temperature
GPS


Ubihere
DASHBOARD
Welcome back, John.
Ubitrax


TRAX TAG
ANCHOR

## Ubivision

Ubivision is a small, compact, artificially intelligent camera system which provide real-time point of collection video processing and analysis capability for customers in autonomy, healthcare, manufacturing, warehousing, retail, logistics, transportation, and defense. Ubivision allows customers to customize their solutions to capture object interactions, ensure process integrity, track movement of people and things, and navigate autonomous systems visually.


CO Rounding 1:12pm
Safety Warning:
Area 12A
Employee 788 Arrives
Customer Interaction


Ubivision
Example Applications of Ubivision Include
Hospital Systems (ongoing pilot)
Retail and Sales (ongoing pilot)
Manufacturing Facilities (ongoing pilot)
Schools, Offices, Government Facilities

## Air Force Funding

**Ubitrax Development**

In July 2020, Ubihere was awarded a 15-month $875,000 contract from the US Air Force, which was matched with a $500,000 investment from Converge Ventures in October 2020. This funding was to be utilized to complete the design, development, and testing of the Ubitrax product line for use by the US Air Force. Ubihere has successfully completed every deliverable to date for this contract.

Ubihere is currently working with the US Air Force to execute an indefinite delivery indefinite quantity (IDIQ) contract which is expected to be awarded in October 2021. This contract would allow the Air Force to purchase Ubitrax systems, without competition, across the entire service.
Ubihere finalized hardware designs for Ubitrax suite of products in June 2021. Engineering design files are now being completed for submission to certification labs for FCC compliance. Completion of certification is expected in November 2021, at which time Ubihere will begin selling the Ubitrax solutions to customers in multiple industries.

**Ubivision Development**
In December 2019, the US Air Force awarded Ubihere a three-mont, $25,000 contract to evaluate Ubivision's ability to track assets and people. In December 2020, the US Air Force awarded Ubihere a six-month, $149,996 contract to evaluate Ubivision's ability to perform stand-alone visual based navigation. Both of these contracts were successfully completed.

The Air Force sponsored Ubihere's submission of follow-on proposals in the amount of $1.5 million, which are under review and evaluation. Ubihere was downselected to the final evaluation round of the Ohio Federal Research Network (OFRN)'s Round 5 funding. Ubihere's $896,500 contract, if awarded in August 2021, will be utilized to complete full development and testing of a Ubivision navigation solution for autonomous drones, forklifts, and tug carts.
Ubivision development is expected to be completed in January 2022; certification is expected to be completed in April 2022; and commercial sales are expected to begin in May 2022.

THE BUSINESS MODEL

## Sales, Consultations, and Ongoing Licensing

The majority of Ubihere's revenue to date has been generated through applied research and development contracts; primarily with the US Air Force. As we move toward commercialization, we have developed a three-step sales strategy focused on customer engagement and each company's unique requirements:

**Consult**
The Ubihere sales team will meet with new clients/customers to understand the needs of their business. During this meeting we will determine which two to three ideas are critical for the outset, then we will develop a roadmap for testing, designed specifically for the business.

**Create**
After approval of the proposal, Ubihere will design the product to meet the customer's unique needs. We will create custom dashboards for the appropriate analytics to provide maximum ROI.

**Continue**
After a successful test rollout, Ubihere will create and implement a full-scale plan for the entire organization. Based on the learning from the pilot, we will customize a full-scale solution.


THREE STEP SALES STRATEGY
consult
create
continue

As it is, Ubihere's scale-up business model involves three primary sources of revenue as follows:

**Hardware Sales**
This is the cost of purchasing the Ubihere hardware systems required to implement a particular solution. Given Ubihere's launch market of indoor tracking solutions for healthcare, manufacturing, retail, logistics, and defense, the company has spent significant time developing acceptable pricing strategies for these solutions.

**Design and Engineering Consultation**
Ubihere will treat this portion of the business as a service business unit. Staff in this business unit will also be tasked as account managers for the customers they support with implementation planning. It is expected that the revenue/costs associated with this function will scale with the size of the implementation.

**Ongoing Hardware/Software Upgrades, Maintenance, and Licensing**
Although yet to be fully developed, customer engagement has revealed that hospitals with an implementation such as the one modeled above pay $250,000 annually for software licensing fees. These fees come with minimal support obligations other than a commitment to upgrading their software systems as Ubihere releases new features and functionality.

We believe Ubihere's foundational research, relative cost, accuracy and vertical tracking ability, simplicity of integration, and customizability set us apart from the competition.

Over the past 18 months, Ubihere has been engaged with large-scale development, pilot, and launch customers to support the commercialization of the Ubitrax and Ubivision product lines.

**THREE PRIMARY REVENUE SOURCES**


hardware sales
design & engineering consultation
software upgrades, maintenance, licensing

HOW WE ARE DIFFERENT

## Customizable and Cost-Effective Technology

For **Ubivision**, we believe there are no current competitors for what we are trying to bring to the market with this solution, although Sony announced it would try to have an artificially intelligent camera available by 2025. As pioneers in the technology, we see a lot of potential with this product line.

For **Ubitrax**, while there are existing industry competitors, we expect to be more cost-effective and offer additional unique capabilities including LTE, LoRa, sensors, and vertical tracking which allow for easy deployment of customized solutions.

| | Ubitrax | Airista Flow | Zebra | Midmark | Kontakt.io | HID |
|---|---|---|---|---|---|---|
| Bluetooth | ✓ | ✓ | ✓ | ✓ | ✓ | |
| GPS | ✓ | ✓ | | | | |
| LTE | ✓ | | | | | |
| LoRa | ✓ | | | | | |
| Cost | $ | $$ | $$$ | $$ | $$ | $$ |
| Customizable | ✓ | | ✓ | | | ✓ |
| Vertical Tracking | ✓ | | | | | |
| Stand-alone | ✓ | | | ✓ | ✓ | |
| US-based | ✓ | ✓ | ✓ | ✓ | | ✓ |

THE VISION

## Raising the Standard for Tracking Technology

We see Ubitrax becoming the premier healthcare indoor tracking solution within the first five years of launch. By leveraging growth in healthcare, we want to enter into additional synergistic markets such as intelligent logistics management. We want to be the go-to tracking solution provider for the US Air Force.

We expect Ubivision to disrupt the real-time business analytics market for retail and healthcare by providing low-cost, easy to train, artificially intelligent cameras which can provide real-time accurate feedback on processes, actions, and interactions.  We also want to utilize the system to become an integral part of autonomous navigation both indoors and outdoors.


Be The Healthcare Indoor Tracking Solution
Enter Into Additional Synergistic Markets
Be The Go-To Tracking Solution Provider For The US Air Force

WHY INVEST

## Proven Technology Revolutionizing the Market

Ubihere solves location and tracking problems using patented technology developed with a decade of research efforts in support of NASA, the National Geospatial Agency, and DOD from a leading research group at The Ohio State University.

We believe our patented technology's customizability and affordability will disrupt the $6.1 billion indoor location tracking market, as well as many other industries with unique needs that require customization.

Join us as we move towards commercialization and create new industry standards for location tracking.


We Are The Future Of Location And Tracking Solutions.

## October 2016

### Ubihere is Formed

After conducting years of research for NASA programs, ultimately leading to patented processes, Dr. Alper Yilmaz incorporates Ubihere in Ohio.

## 2016-2018



### Customer Discovery Process

Ubihere undertakes extensive customer discovery process and identifies healthcare as our launch market.

## March 2018



### Patent is Licensed

Ubihere becomes the exclusive licensee of the Ohio State University patent encompassing Dr. Yilmaz's research and the company's commercialization efforts are launched.

## 2019



### Product Development Begins

John Bair joins the company as CEO and Ubihere begins commercial development of Ubitrax and Ubivision.

## July 2020



### First Air Force Contract Awarded

Ubihere is selected by the US Air Force to provide equipment tracking solutions (Ubitrax). The Phase II contract for $875,000 is signed in July 2020 and completes in October 2021.

## December 2020



### Ubivision Air Force Contract Awarded

Ubihere wins a $150,000 contract from the US Air Force to develop autonomous navigation for unmanned aircraft systems. The company builds a fully autonomous drone.

## 2021



### Commercial Pilot Programs

Ubihere develops commercial pilots with large healthcare and retail customers to ensure market ready solutions.

## September 2021



### Apply for FCC Certification

Ubihere anticipates applying for Ubitrax FCC certification, enabling commercial sales.

## October 2021



### Completion of Air Force Asset Tracking Project

Ubihere anticipates completing their Phase II contract. The USAF has indicated a desire to execute a Phase III IDIQ contract with Ubihere, allowing DoD purchasing of the system without competition.

## April 2022



### Ubivision Development & Application for Certification

Ubihere anticipates completing the commercial development of Ubivision and applying for FCC certification, enabling commercial sales.

# In the Press

International Business Times

COLUMBUS CEO

COLUMBUS BUSINESS FIRST

OHIO STATE

GPS WORLD

Military Industry Today

SHOW MORE

# Meet Our Team



## Alper Yilmaz

Chief Technology Officer

*Dr. Yilmaz is the Founder and Chief Technology Officer of Ubihere. He oversees the translation of his research into Ubihere's commercial product lines. He also leads the research and development efforts of Ubihere's next generation products. He is a Professor of Geo-Informatics with appointment in Civil Environmental and Geodetic Engineering Department at The Ohio State University. Dr. Yilmaz is a senior member of the U.S. National Academy of Inventors, fellow of American Society for Photogrammetry and Remote Sensing, and a senior member of IEEE. He is serving as the Editor-In-Chief for the Photogrammetric Engineering and Remote Sensing Journal since 2016. He has served as Associate Editor for the Computer Vision and Image Understanding Journal between 2014 and 2016 and the Machine Vision and Applications Journal between 2006 and 2011. Among other honors, he was awarded the Lumley Research Award (OSU) in 2012, and the Lumley Interdisciplinary Research Award (OSU) in 2015, honorable mention for the Masao Horiba Award (Japan) in 2016, Presidential citation in 2019 from the ASPRS, and recipient of the Innovator of the Year Award from The Ohio State University in 2020. He has advised 22 PhD students to completion on topics ranging from geopositioning, navigation, object tracking, 3D scene recovery, and machine learning who have found position in prominent academic institutions, industry and government. Dr. Yilmaz has his Ph.D. in Computer Science from the University of Central Florida where his dissertation title was "Object Tracking and Activity Recognition in Video Acquired Using Mobile Cameras."*



### John Bair

Cheif Executive Officer

*John is the Chief Executive Officer of Ubihere where he leads the overall strategy and operations of the company. He also leads the design, development and manufacturing of the Ubihere product lines. Prior to joining Ubihere, John spent several years founding and developing the Center for Design and Manufacturing Excellence (CDME) at The Ohio State University. This industry facing applied engineering center was a first for universities in the State of Ohio and very successful with over $21 million in revenue generated in the first three years. Prior to supporting Ohio State, John co-founded Pinnacle Data Systems, a full product lifecycle, diversified integrated computer and electronics systems company, in 1989. The company was responsible for designing, commercializing, manufacturing and supporting technology that integrated into Fortune 100 and 500 OEM product lines. Under his leadership, as president and CEO, he grew the company into a global manufacturer/provider of OEM-integrated product/design solutions and support services focused on the telecom, imaging, defense/aerospace, medical, semiconductor, industrial automation and IT markets. In 1996, John took Pinnacle public through an initial public offering on the Nasdaq-AMEX exchange (Nasdaq: PNS). He served as the President, CEO, CTO and Chief Innovation Officer and as the Chairman of the Board of Directors while overseeing years of company growth. In 2012, John led the company through an acquisition by Avnet, Inc. and served as the Sr. Vice President through 2014 when he left to pursue various entrepreneurship opportunities. John has a B.S. in Computer and Electrical Engineering from The Ohio State University.*



### Mike Minihan

Director and Advisor

*Mike is a Director at Ubihere and a strategic advisor to the company. In addition to his role at Ubihere, Mike founded BX3 in 2018 after more than 20 years as an international tax attorney and entrepreneur. He has seen virtually every aspect of international taxation, having worked for the Internal Revenue Service, in private industry, and for Big Four public accounting and tax consultancies KPMG and PwC. Mike's entrepreneurial spirit came into its own at PwC, where he helped to build and lead their industry-leading Quantitative Solutions practice. He went on to co-found WTP Advisors (WTP), a boutique international tax consulting firm that specialized in assisting the world's largest companies with the thorniest of tax structuring and compliance issues. WTP was listed on the Inc. 5000 for four consecutive years, leading up to its successful sale in 2014 to Dallas-based Ryan, LLC. After the sale, Mike was a Partner in Ryan's International Tax practice, where he stayed until the start of his second consultancy career at BX3. Mike holds both a BBA (Finance) and a JD from Pace University, and an LLM in Taxation from New York University. He is admitted to practice law in New York, Connecticut and the District of Columbia.*



### Wayne Embree

Director and Advisor

*Wayne is a Director at Ubihere and a strategic adviser to the company. He is currently serving as the EVP of Investments & Venture Acceleration at Rev1 Ventures, Wayne assists the Venture Development and Investment teams in guiding entrepreneurs on how to build effective and competitive businesses, including establishing long-term goals for building an investable enterprise. Embree taps into his three decades of experience to connect startups with the right people and provide them with the strategies and access to the resources necessary to identify co-investors and follow-on funding. Wayne is an experienced seed-stage investor with a track record of fueling startups with guidance and venture capital. He's been involved in over 200 investments, including sitting on over 50 boards and taking more than 60 businesses through exits. Throughout his career, he has maintained his passion and enthusiasm for helping entrepreneurs change the world. Wayne has a BS in Natural Sciences from Western Oregon and an MS in Urban Planning from the University of Oregon.*



### Eric Wagner

Executive Vice President

*Eric is the Executive Vice President of Government Programs for Ubihere. He oversees the business development and contracting activities of the company for all federal related work. Prior to joining Ubihere, he worked at Ohio State University where he was a founding executive for Ohio State's Center for Design and Manufacturing Excellence (CDME), an industry-facing commercialization center within the university. While at OSU, Eric was a founding instructor of the I-Corps@Ohio program and led the engineering and physical sciences cohorts for three years. He spent several years at Ohio State's commercialization office (TCO), where he oversaw the strategic planning and start-up execution activities; including supporting the successful launch of over 22 technology start-ups. Before OSU , he was the president of D&SCI, an aerospace and defense commercialization company with revenues exceeding $270 million annually which developed high-tech field deployable commercial solutions for the DoD ranging from communications to intelligence systems. Eric has a B.S. in Computer Science (with honors) and Executive MBA (salutatorian) from The Ohio State University.*



**Abby Kitchen**

Program Manager

*Abby is a Program Manager at Ubihere where she oversees technology development and commercialization efforts for the Ubitrax intelligent tracking tag suite of products. She is currently overseeing a $1mm+ research and development effort for the United States Air Force. Her project was recently singled out by Gen. Timothy Ray, Commander of the Air Force's Global Strike Command, as an example of how the DoD can successfully partner with innovative technology companies to solve large challenges. Abby manages a team of engineers and support professionals to ensure that client expectations are exceeded. Additionally, Abby leads critical hardware design and development efforts for the Ubitrax and Ubivision commercial product lines. Prior to joining Ubihere, Abby was an electronics designer for Converge Technologies, a technology commercialization company. While at Converge, she provided technical expertise, printed circuit board design, product design, electronics assembly, component testing, and other value-added support for numerous technology development efforts. Abby is highly experienced with Altium Designer and other electronics development tools. She graduated from the Ohio State University with a Bachelor of Science in Electrical Engineering (magna cum laude).*



**Carol Lin Vieira**

Vice President Public Relations

*Carol Lin is the Vice President of Public Relations for Ubihere where she directs the company's engagement with the public. She is a seasoned public relations and marketing professional with a strong track record of securing appearances, awards, and placing articles, expert quotes, and other thought leadership content in top-tier news outlets including Forbes, Fortune, Fox News, and the Wall Street Journal. Carol Lin is also a partner at BX3 where she provides helps startups and midsize companies grow by amplifying their brand within the marketplace, developing impactful content, and connecting them with media and influencers who can help contextualize and convey their messages to key audiences. She has worked across numerous industries including healthcare, blockchain, consumer goods, non-profits, science, tech, and tax, and has won multiple awards in the PR and content marketing industry. She holds a B.A. in English from the University of Virginia.*



**Alice Hilliard**

Vice President of Marketing

*Alice is the Vice President of Marketing and Business Development for Ubihere where she oversees the company's commercial marketing activities. Prior to joining Ubihere, Alice spent her career in women's apparel retail where she oversaw a fortune 500 business with annual sales more than $750mm. Her focus and success have always been on the customer; ensuring the customer's voice was heard and working to develop and deliver products that the customer wants and needs. Alice was also an on original board member for Dress for Success Columbus and still works with that organization. Alice has a B.S. in Retail Merchandise and Marketing from The Ohio State University.*

## Offering Summary

| | | |
|---|---|---|
| **Company** | : | Ubihere, Inc. |
| **Corporate Address** | : | 4621 Lyman Drive, Hilliard, OH 43026 |
| **Offering Minimum** | : | $10,000.00 |
| **Offering Maximum** | : | $5,000,000.00 |
| **Minimum Investment Amount (per investor)** | : | $312.50 |

## Terms

| | | |
|---|---|---|
| **Offering Type** | : | Equity |
| **Security Name** | : | Common Stock |
| **Minimum Number of Shares Offered** | : | 1,600 |
| **Maximum Number of Shares Offered** | : | 800,000 |
| **Price per Share** | : | $6.25 |
| **Pre-Money Valuation** | : | $25,000,000.00 |

Company Perks*

**Time-Based:**

Friends, Family, and Followers - Invest within the first 14 days and receive 20% bonus shares.

Early Advocates - Invest within the second 14 days and receive 10% bonus shares.

Last Chance Bonus - Invest within the third 14 days and receive 5% bonus shares.

**Amount-Based:**

Tier 1 | $1,000+

Custom Ubihere compass keychain.

Tier 2 | $10,000+

Custom Ubihere compass keychain and commerative Ubihere intellegent tracking tag.

Tier 3 | $100,000+

Invitation to Ubihere headquarters to see tags being manufactured and dinner with the founders.

**The 10% StartEngine Owners' Bonus:**

Ubihere, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $625.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**All perks occur when the offering is completed.

**Voting Rights of Securities Sold in this Offering:**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Form C Filings

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video script added as doc due to formatting. To be added post-launch

Testimonial from a former hospital CEO we are going to use. Please have them run through compliance as well.

"Who are you?"

I am a Health Systems and C-Suite strategist with Factor 7 Medical (a medical technology consulting partnership). Former hospital executive responsible for 800 bed quaternary referral center in Dayton, Ohio. 32 years of healthcare executive and C-Suite experience. www.linkedin.com/in/mark-shaker-82ab5348

"What is the problem with tracking and management of assets and equipment?" Many pieces of healthcare devices and equipment our mobile. A medium size hospital can have hundreds of these devices spread out throughout the organization. If not placed in the proper location, clinicians can be delayed in the care and treatment of their patients. Additionally, regular PM must be done on many of these devices as well as updates to their operating systems. If it is difficult to locate these items, the organization can face many clinical and operational and financial risks.

"How much equipment does a typical hospital lose annually?" Millions annually are lost due to lost or stolen equipment from hospitals.

"How much time do you spend looking for lost or moved equipment?" According to a recent survey of hospital nurses, a third of nurses spent

1 hour each shift trying to find commonly used hospital equipment. 16% said they experienced instances where they eventually just gave up looking and did without the equipment in question. It's a huge problem.

"What benefits would you derive from having real-time accurate information on your equipment?....increased throughput...reduced capital equipment loss...etc."? More timely management of the clinical care of patients, improved operational efficiency by reducing time wasted searching for equipment, timely preventative maintenance and operating system upgrades to equipment when required decreased capital outlays due to replacing lost equipment assets.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.